SANDVIK

Our date	Our reference
2006-04-24	
Your date	Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom, +46 26 26 10 30

06013879

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

RECEIVED
2006 MAY 30 P 2:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release Sandvik will close cemented carbide manufacturing in Fair Lawn, USA dated 18 April 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

Anders Örbom
Group Treasurer and VP Finance

dlw 5/31

SEC-brev 050719 Redemption

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik will close cemented carbide manufacturing in Fair Lawn, USA

Sandvik has decided to close manufacturing of cemented carbide inserts from Fair Lawn, USA, to further utilize economies of scale in the global manufacturing concept.

Completion of closure is expected by June 2006 and affects about 100 persons.

Other functions at the Fair Lawn premises such as sales and marketing will not be affected by the closure.

Sandviken, 18 April 2006

Sandvik AB; (publ)

For further information contact:
Anders Thelin, President Sandvik Tooling, tel +46 26 26 63 84

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys and resistance heating materials and process systems. The Group has 39,000 employees and representation in 130 countries, with annual sales of approximately SEK 63,000 M.

Sandvik Tooling is a business area within the Sandvik Group and a global market-leading manufacturer of tools and tooling systems for metal cutting as well as of blanks and components. Annual sales are about SEK 21,000 M with 15,000 employees. Approximately 5% of the turnover is invested in R&D. Products are manufactured in cemented carbide, high-speed steel and other hard materials such as diamond and special ceramics. Well-established brands are Sandvik Coromant, Sandvik Hard Materials, Walter, Valenite, Safety, Titex, Dormer, Prototyp, Precision etc.